UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549


                          SCHEDULE  13G/A

            Under the Securities Exchange Act of 1934

                    (Amendment No. )*
                         (Name of Issuer)


                      BASE TEN SYSTEMS INC- CL. B
                        (Name of Issuer)

                          COMMON STOCK-Cl B
                 (Title of Class of Securities)

                           069779403
                         (CUSIP Number)

     Check the following box if a fee is being paid with this statement. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1.     Names of Reporting Persons: Herzog, Heine, Geduld, Inc.

       I.R.S. Identification Nos. Of above Persons (entities only): #13-1955436

2.     Check the Appropriate Box if a Member of a Group*
       (a)     [  ]
       (b)     [  ]

3.     SEC use only ____________________________

4.     Citizenship or place of organization: New York

Number of        5.   Sole Voting Power: 4,553

Shares
Beneficially     6.   Shared Voting Power: None

Owned by
Each             7.   Sole Dispositive Power: 4,553

Reporting
Person With      8.   Shared Dispositive Power: None

9.     Aggregate Amount Beneficially Owned by Each Reporting
       Person

      4,553

10.    Check if the Aggregate Amount in Row (9) Excludes Certain
       Shares*

       (Not Applicable)

11.    Percent of Class Represented by Amount in Row 9: 36.069%

12.    Type of Reporting Person*: BD





Item 1(a)     Name of Issuer
              BASE TEN SYSTEMS INC  (the "Company")

Item 1(b)     Address of Issuer's Principal Executive Offices
          One Electronics Drive, Trenton, NJ. 08619

Item 2(a)     Name of Person Filing
              Herzog, Heine, Geduld, Inc. ("HHG")

Item 2(b)     Address of Principal Business Office
              525 Washington Blvd.
              Jersey City, NJ 07310

Item 2      Citizenship
              New York Corporation

Item 2(d)     Title of Class of Securities
              Common Stock

Item 2(e)     Cusip Number
              069779403

Item 3        IF THIS STATEMENT IS FILED PURSUANT TO RULES
              13d-1(b) or 13d-2(b)
              CHECK WHETHER THE PERSON FILING IS A:
               This statement is filed by HHG, which is a broker-dealer registered under Section 15 of the
              Securities Exchange Act of 1934, as amended.


Item 4        Ownership
              (a)  as of December 29, 2000 HHG owned 4,553
                    shares of Class B Common Stock .
              (b)  HHG's Common Stock ownership as of September
                   29, 2000 represented 36.069% of the outstanding
                    Class B Common Stock based upon the outstanding share figure retrieved from Williams Act Report and/or Company.
                 HHG has sole power to vote and to dispose of
                   shares of Class B Common Stock.

Item 5.     Ownership of Five Percent or Less of A Class
            (Not applicable)

Item 6.     Ownership of More Than Five Percent on Behalf of
            Another Person
            (Not applicable)

Item 7.     Identification and Classification of the Subsidiary
            Which Acquired the Security Being Reported on by the
            Parent Holding Company
            (Not applicable)

Item 8.     Identification and Classification of Members of the
            Group
            (Not applicable)

Item 9.     Notice of Dissolution of Group
            (Not applicable)

Item 10.    Certification
            By signing below I certify that, to the best of my knowledge and behalf, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                           SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I Certify that the information set forth in this statement is true, complete and correct.

                                     HERZOG, HEINE, GEDULD, INC.


                                       By:      /s/ Alan DeLauro
                                       __________________________
                                        Alan DeLauro
                                        Senior Vice President and
                                        Director of Compliance